he Experience Behind eGovernment

IC Inc. 2005 Summary Annual Report

NIC™ the people behind eGovernment®


MONTANA
HIGHWAY PATROL
OKLAHOMA
Family and Health
Legal and Public Safety
Online Services
Education and Training
Government Resources
Recreation, Travel, and Transportation
Business and Employment
New Features
ADDERALL XR
Extended-Release Capsules
20 mg
25 mg

Market for the Company's Common Stock and Related Shareholder Matters

Our stock trades on the NASDAQ National Market under the symbol "EGOV." The following table shows the range of high and low closing sales prices reported on the NASDAQ National Market for the periods indicated.

Fiscal Year Ended December 31, 2005	High	Low
First Quarter	$5.28	$4.34
Second Quarter	$4.72	$4.21
Third Quarter	$6.55	$4.67
Fourth Quarter	$6.43	$5.60

Fiscal Year Ended December 31, 2004	High	Low
First Quarter	$8.85	$5.25
Second Quarter	$7.15	$5.10
Third Quarter	$7.15	$5.17
Fourth Quarter	$5.50	$4.15

Dividend policy: Within the last two years, we have not declared or paid any cash dividends on shares of our common stock and do not anticipate declaring or paying dividends on our common stock in the foreseeable future. We expect that we will retain all available earnings generated by our operations for the development and growth of our business. Any future determination as to the payment of dividends will be made at the discretion of our Board of Directors and will depend on our operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant.

NOTE: The selected consolidated financial data set forth above should be read in conjunction with the consolidated financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in the Company's Form 10-K for the year ended December 31, 2005 filed with the SEC on March 16, 2006.

NIC expanded rapidly following its initial public offering in July of 1999 and incurred substantial net losses through mid-2002 primarily as a result of its acquired software and services businesses. Throughout this time period, the Company's core outsourced portal operations grew and remained profitable. As part of a broad strategic refocusing of the Company on its outsourced portal business, the Company became profitable in the second half of 2002 and has been profitable since that time, with the exception of the first quarter of 2005 as a result of the $5.0 million pre-tax charge relating to the Company's software and services contract with the California Secretary of State. NIC expects to continue to be profitable and has focused the business on operations that it believes have demonstrable ability to produce positive net income and sustainable cash flow in the future.

Financial & Operating Highlights

Consolidated Statement of Income Data	2005	Change	Year Ended December 31, 2004	Change	2003
Portal revenues	$57,875,067	19%	$48,543,779	21%	$40,209,000
Software & services revenues	$1,367,546	-81%	$7,217,975	-32%	$10,622,209
Total revenues	$59,242,613	6%	$55,761,754	10%	$50,831,209
Operating income	$10,191,257	-14%	$11,799,532	61%	$7,337,898
Net income	$6,363,076	-10%	$7,104,661	12%	$6,327,907
Net income per share (basic)	$0.11	–	$0.12	–	$0.11
Net income per share (diluted)	$0.10	–	$0.12	–	$0.11
Weighted average shares outstanding (basic)	60,078,841	–	58,988,456	–	58,330,793
Weighted average shares outstanding (diluted)	61,093,788	–	60,877,294	–	59,269,291

Consolidated Balance Sheet Data	2005	Change	As of December 31, 2004	Change	2003
Cash and cash equivalents	$36,901,409	20%	$30,768,668	127%	$13,540,400
Cash and cash equivalents – restricted	$–	-100%	$3,000,000	-44%	$5,363,033
Marketable securities	$20,500,000	–	$–	-100%	$249,139
Working capital	$51,243,917	43%	$35,713,539	45%	$24,625,441
Current ratio	2.6	–	2.7	–	2.1
Total assets	$117,845,448	27%	$93,071,323	9%	$85,739,872
Long-term debt (includes current portion of notes payable/capital lease obligations)			–	-100%	363,033
Total shareholders' equity	$85,167,604	18%	$72,260,475	14%	$63,163,593
Debt to equity ratio				–	0.6%
Book value per share	$1.42	16%	$1.22	13%	$1.08

Supplemental Disclosures	2005	Change	Year Ended December 31, 2004	Change	2003
Portal gross profit percentage	49.1%	–	48.8%	–	46.3%
Software & services gross profit percentage	N/A*	–	22.6%	–	20.5%
Operating income margin percentage	17.2%	–	21.2%	–	14.4%
Selling & administrative costs as a percentage of revenues	21.4%	–	21.6%	–	23.0%
Return on shareholders' equity	8.1%	-23%	10.5%	-2%	10.7%
Depreciation & amortization	$1,602,879	7%	$1,495,252	-16%	$1,783,164
Capital expenditures	$2,327,360	96%	$1,189,336	-22%	$1,518,798
Net operating loss carryforward	$55,221,642	-7%	$59,359,549	-13%	$68,292,014
Effective tax rate	41.6%	–	39.8%	–	15.8%
Portal state population served	59,757,955	19%	$50,357,702	10%	$45,823,623
Portal revenue per capita	$1.05	11%	$0.95	16%	$0.82
Employee count	305	9%	281	0%	281

* Ratio not meaningful due to $5.0 million charge on California Secretary of State engagement in the first quarter of 2005.

Contents

Every eGovernment solution starts with

an idea

a question

a leader who refuses to accept the status quo

a hypothesis

a call to action

an advocate

a cross-functional team of committed professionals

From there, NIC leverages its experience to build online services that deliver a range of unique benefits to citizens, businesses, and our government partners.

Corporate Thumbnail

Company Profile

NIC creates value and growth by putting government services online that help citizens, businesses, and government agencies work more efficiently. Since 1991, we have used technology to streamline and simplify the process of interacting with federal, state, city, and county government.

As the leading outsourced manager of government Web sites and online applications, NIC works with 18 states and more than 2,200 government agencies. We help government deliver valuable services and information to constituents 24 hours a day and seven days a week.

Our unique self-funded business model allows government to offer a broad array of online services at no upfront cost to taxpayers. NIC combines state-of-the-art technology with a proven marketing approach to make renewing a driver's license, obtaining a building permit, or filing official documents as easy as checking e-mail.

NIC is committed to delivering sustainable and profitable growth by:

- Winning new state contracts;
- Developing targeted marketing programs that increase the usage of current eGovernment services; and
- Creating innovative new services that open untapped markets within our existing states.

We help government deliver valuable sevices and information to constituents 24 hours a day and seven days a week.

Fast Facts

Founded	1991
Headquarters	Olathe, Kansas
Initial Public Offering	July 1999
Ticker Symbol	EGOV
Exchange	NASDAQ
Core Business	Outsourced state government Web services
Executive Management	Founders continue to run the company
Jeff Fraser	Chief Executive Officer
Harry Herington	Chief Operating Officer
Eric Bur	Chief Financial Officer
Brad Bradley	Executive Vice President
Sam Somerhalder	Executive Vice President
Employees (as of December 31, 2005)	305

Letter to Shareholders



In 2005, NIC continued to set the eGovernment industry standard by expanding our base of state partners, building the innovative online government services that citizens and businesses demand, and delivering the results that our shareholders expect.

2005 Financial Highlights

NIC's commitment to delivering exceptional eGovernment services is evident in our results for 2005. The Company earned $6.4 million, or 11 cents per share (10 cents on a fully diluted basis), on total revenues of $59.2 million for the year. Operating income was a healthy $10.2 million, and operating cash flow grew to $21.2 million in 2005, up 46 percent over 2004.

Our portal business continues to be a stellar performer. Portal revenues for 2005 increased 19 percent over the previous year to a record $57.9 million, and portal gross profit rose 20 percent to $28.4 million during the same period. Portal gross margins were in line with expectations at 49 percent, which reflects NIC's balanced focus on strategic long-term reinvestment in operations and delivering an appropriate return on investment to our shareholders.

Defining the Industry for More Than a Decade

When we introduced the first electronic government services on behalf of the state of Kansas nearly 15 years ago, eGovernment did not exist. Government technology largely consisted of mainframes and complex legacy systems that were housed in data processing centers. End-to-end electronic transactions were unheard of, as was the ability to provide citizens and businesses with time-saving solutions they could access from a personal computer.

Working in close collaboration with our state and local partners, NIC changed how constituents interact with government. We harnessed the power of early dial-up services to provide faster and easier access to government services. We were quick to recognize the importance of the Web browser in the mid-1990s and were far ahead of the curve as we began building interactive Web sites. For the last several years, our focus has been on designing, launching, and marketing eGovernment services that use technology to simplify the process of exchanging information with government agencies across the country.

Our government partners have always looked to NIC to define the

Our government partners have always looked to NIC to define the future course of eGovernment.

future course of eGovernment. Some of our most notable contributions include the introduction of targeted marketing programs to drive usage, real-time online customer service, specialty portals for specific user groups such as licensed professionals or the trucking industry, point-of-sale services for retailers, and one-stop services that integrate several levels of government into a single system.

Rather than gazing in the rear-view mirror to marvel at our contributions to the eGovernment industry, our employees are working diligently to develop the next round of cutting-edge solutions that will benefit our government partners and the citizens and businesses they serve.

Upholding Excellence in the Portal Business

NIC's enduring success continues to be driven by two factors – consistent execution in the core portal business and the perennial strength of our long-term partnerships with government.

Our approach to building a successful eGovernment portal is straightforward. We educate government leaders about the benefits of partnering with NIC, sign a long-term contract, hire motivated and innovative professionals, identify and harness recurring revenue streams, and work closely with government to create a partnership based on mutual success. The strength of this model is in its transferability. What we learn in one state can be applied across our partner portfolio, and NIC is recognized consistently for leveraging its experience to deliver measurable value to all of our government partners.

Quite simply, our portal business is a winner. We continue to build on this success by using our existing infrastructure and talent to develop new eGovernment services at a rapid rate. NIC launched 305 new revenue-generating applications – more than one per business day – in 2005. With more than 180 additional services in the development pipeline, we are well-positioned for future success.

Delivering Value Through eGovernment

eGovernment is not a trend or a fad. NIC's portals supported more than 3.7 billion site accesses and processed more than 111 million online transactions in 2005. Our success proves that eGovernment is a fully evolved concept – complete with a comprehensive go-to-market strategy and a successful funding model. The fundamental reality we faced 15 years ago when developing our unique self-funded solution has not changed in the ensuing years: government has endless costly initiatives on its to-do list and not enough funding to pay for them.

NIC's self-funded model provides a flexible financing solution for government officials who recognize the value of eGovernment but choose to spend their limited tax dollars elsewhere. As a taxpayer, I applaud this approach. As a business leader with a vested interest in the success of NIC, I am proud to offer a solution that delivers outstanding eGovernment services at no upfront cost to taxpayers. Even as more competitors attempt to enter our space, NIC remains the only company that has successfully implemented the self-funded solution multiple times.

Portal revenues


$57.9
$48.5
$40.2
$34.8
$26.4
2001 2002 2003 2004 2005

Portal gross profit


$28.4
$23.7
$18.6
$14.9
$6.9
2001 2002 2003 2004 2005

Nurturing Long-Term Government Partnerships

The mutually beneficial public-private partnerships NIC has developed are primarily responsible for our success over the years. We have never had a government partner fail to exercise a contract renewal, and we had four states sign contract extensions in 2005. We never take our partners for granted, and I want to thank Arkansas, Indiana, Kentucky, and Kansas for continuing to put their trust in NIC.

Since state procurement laws require that contracts be put out to bid after a specific term, we expect some of NIC's contracts to be up for grabs every year. NIC has won every competitive rebid thus far, and we were pleased to be awarded new long-term contracts with Alabama and Tennessee following successful rebids in 2005. We will continue to compete aggressively and use every resource at our disposal to keep every valued partner in the NIC family during mandatory rebid situations.

Our long-term government partnerships were augmented in 2005 by the addition of two new states. South Carolina and Colorado are excellent additions to our partner base because both states have government leaders who understand that eGovernment can increase efficiencies, reduce waste, and deliver lasting value to constituents. We look forward to working closely with our South Carolina and Colorado partners.

One of the best ways we magnify the effectiveness of our state and local partnerships is to bring these officials together to collaborate and share new ideas. In October 2005, NIC hosted the third annual eGovernment Leadership Summit. In just a few short years, invitations to this exclusive event are among the most sought-after in the industry. We have found a winning formula for our primary partner outreach event by fostering strong relationships between our partners and providing a forum in which many of NIC's newest solutions can be showcased.

The Innovation Imperative

It is simply not enough to talk about a commitment to innovation. At NIC, actions speak louder than words. Here are just a few notable services that were introduced in 2005.

Montana's first-of-its-kind temporary license plate service is among the applications we are highlighting in this year's annual report – and

NIC launched 305 new revenue-generating applications – nearly one per day – in 2005. Quite simply, our portal business is a winner.

for good reason. The system allows auto dealerships to issue a computer-generated temporary vehicle tag to be used until a license plate is delivered. What's unique about this service is the benefit it delivers to law enforcement. In the offline world, it often took several weeks for vehicle and driver information to be entered into law enforcement databases. With the online service, this essential data is uploaded immediately. A state trooper who pulls over a car with temporary tags during a traffic stop now has the ability to confirm the legitimacy of the tag and better evaluate the potential risk of the situation. Thanks to the success of the pilot program in 2005, all temporary tags will be issued electronically across Montana's 1,700 car dealerships starting in June 2006.

For several years, we have reported on our expansion into the retail channel to offer point-of-sale services for hunting and fishing licenses. Now offered in more than 1,300 retail locations in five states (Alabama, Indiana, Oklahoma, Virginia, and Utah), we expect this service to grow in our existing markets and spread into other states – including those in which we currently do not provide eGovernment services.

In Utah, we are applying the retail point-of-sale concept to another eGovernment service in which we have a great deal of experience. On The Spot is a new initiative that allows inspection stations across Utah to renew vehicle registrations online and issue the permanent decal while the driver is at the location. This pilot project has been a big success. Approximately 6,000 vehicles are now registered each month through On The Spot's 83 participating inspection stations, and we expect the service will expand in Utah as well as in other partner states.

Strongly Positioned in a Competitive Marketplace

NIC possesses two competitive advantages that we leverage at every opportunity. We are the experts at delivering results with the self-funded solution, and we have government officials in 18 states who enthusiastically validate NIC's role as a trusted and qualified provider. These assets are highly valuable as we pursue new business opportunities, because states tend to prefer experienced providers of IT services. References from government leaders are extremely important during the procurement process, and I want to thank our government partners for continuing to serve as references for NIC. Their ongoing advocacy of our work is an essential component of our sales strategy.

Our success in the eGovernment marketplace continues to be the envy of the competition. While many of the newer entrants are established IT firms with recognizable names, we continue to emphasize our experience and proven results in the eGovernment portal space. What we hear time and again from government decision-makers is that specific subject matter expertise is far more important than generalist skill sets. Government leaders are not eager to pay a competitor to learn on the job when an established portal provider like NIC can do a far better job in less time.

Operating cash flow


$21.2
$14.6
$3.5
0
-$6.4
-$10.8
Millions
2001 2002 2003 2004 2005

Increase (decrease) in cash and short-term investments


$23.6
$14.6
$3.0
0
-$5.2
-$17.5
Millions
2001 2002 2003 2004 2005

We will continue to pursue new business opportunities that align with our core solutions and provide valuable eGovernment services to our target markets. More than 30 states with a combined population of more than 230 million people are not currently served by NIC-managed portals, which means that these states represent a tremendous growth opportunity for us.

Regardless of the funding model used, NIC continues to be the gold standard for eGovernment portals. Our employees will do everything possible to maintain NIC's leadership position by doing right by our partners and delivering relevant services to citizens and businesses across the country.

Industry-Leading Results

While we do not manage our business to win awards, we are always delighted when our efforts to build stellar eGovernment solutions generate accolades for our partners. For the second consecutive year, an NIC partner was named best in the nation in Brown University's annual eGovernment survey. Utah placed first in 2005, following on the heels of Tennessee's blue-ribbon finish in 2004. Maine was ranked second this year, and three other partners (Tennessee, Idaho, Arkansas) finished in the top 15.

In another major eGovernment survey, several NIC partners were singled out in the Center for Digital Government's 2005 Best of the Web competition. Five partners (Tennessee, Indiana, Virginia, Alabama, and Nebraska) finished among the top 10 state portals, and specific services in Montana, Arkansas, Des Moines, and Indianapolis/Marion County, Indiana, were recognized for eGovernment excellence. No other company can match NIC's ability to successfully deliver in-demand services and Web portals.

Addressing Challenges Through Principled Leadership

Across this company, we have a shared sense of professional and personal integrity. NIC responds to challenging circumstances in the same manner that it complies with the heightened expectations for any public company – we act swiftly to do the right thing and accept no excuses.

Our software and services engagement with the California Secretary of State has been a challenging assignment. It is one of the remaining

The quality of our response to these challenging situations speaks volumes about NIC.

legacy software engagements from an acquisition made several years ago and is not part of NIC's core competency. At the end of the first quarter, we reassessed our management of the project and assumed a larger oversight role after previously outsourcing much of the day-to-day responsibility to a subcontractor.

As a result, we incurred a $5 million pretax charge that was a drag on our performance and a disappointment to investors. (Absent this charge, NIC would have posted operating income of $15.1 million for the year, up 28 percent over 2004, and earnings per share of 15 cents compared to 12 cents in the previous year.) The silver lining is that our efforts to put this project back on track have been successful, and we recently signed a contract amendment that will significantly reduce any further exposure by ending the engagement early and on a positive note with the California Secretary of State.

The other challenge we faced was a security incident in our Rhode Island portal at the end of 2005. An isolated error in a single line of software code allowed unauthorized access to the portal. Thanks to security measures that were in place, we identified and fixed the software error on the same day as the intrusion and immediately notified our partners in Rhode Island as well as law enforcement. The error was ours and we have taken full responsibility for it. While the software error was not replicated in any of our other portals, we felt it was important to reassess every aspect of our infrastructure and, in some cases, make additional security enhancements for the ongoing benefit of all of our portals.

The Rhode Island issue has underscored several concepts that we have long known to be true. Government Web sites are a natural target for cybercriminals, and we must continue to stay several steps ahead of the game. All technology-based companies must be prepared to address these concerns in perpetuity. The quality of our response to these challenging situations speaks volumes about NIC. While other companies that have encountered similar challenges have acted slowly, blamed others, or were not forthcoming with the facts, we simply were not willing to compromise our integrity or sidestep our ethical obligations. NIC has emerged as a better, stronger, and more secure organization.

A Clear Vision For Future Growth

We have outstanding growth opportunities in 2006 and beyond. Recurring revenues now account for more than 90 percent of portal revenues, most of which come from businesses that recognize the value of fast online access to government services. More than 37,000 businesses maintain high-volume subscriptions across our portals, and we are confident this number will continue to rise.

Non-DMV services, or those applications other than driver history requests, now represent nearly 40 percent of portal transaction revenues, up from less than 10 percent a few years ago.

As was mentioned earlier, we will continue to further diversify portal revenues by identifying, launching, and marketing new non-DMV services.

We are always exploring innovative ways to grow from within, including building small cross-functional teams with experienced leaders that concentrate on other government-related opportunities with recurring revenue streams. NIC has both the infrastructure and the subject matter expertise that can be leveraged for the benefit of our government partners and shareholders.

Working Together to Deliver Long-Term Value

Each year, we reaffirm our commitment to being the best partner government has ever worked with, as well as the best place our employees have ever worked. By doing so, we will continue to strive to be the best investment our investors have ever made. NIC delivers on these commitments every day by building the most efficient, effective, secure, and user-friendly eGovernment services and portals in the world.

Thank you again for your support in 2005, and we look forward to 2006.

Jeff Fraser
Chairman of the Board and
Chief Executive Officer

Our Values

Our success is defined by helping government partners, employees, and investors achieve their goals. We do this by:

- Focusing on results
- Maintaining fiscal responsibility
- Respecting others
- Attracting and retaining industry-leading talent
- Embracing an innovative and entrepreneurial corporate culture
- Committing ourselves to acting honestly, fairly, and ethically

The Best Keeps Coming to SC.gov

Just as every eGovernment service has a unique story, each government partner has a different set of reasons for selecting NIC to manage its online services. In South Carolina, our expertise is well-matched to meet the high expectations shared by the state's progressive leadership, growing technology industry, and wired citizens.

"eGovernment is the most effective way for us to deliver user-friendly services that South Carolina's businesses and citizens are demanding," says Barbara Teusink, Deputy Chief Information Officer. "We are staying ahead of the curve through constantly upgrading our portal offerings and driving usage by promoting SC.gov as the one-stop shop for state services."

Signing a long-term contract with NIC has given South Carolina the opportunity to further enhance its eGovernment program. In addition to providing a talented local team in Columbia, NIC brings its collective portal management experience in 17 other states to bear for every new state partner. Our library of thousands of online services and time-tested marketing campaigns are available for customization to meet South Carolina's unique operating requirements.

This shared approach to success is a hallmark of NIC's proven self-funded solution. Rather than developing each service from the ground up and requiring governments to pay for every new application or upgrade, we allow all partner states to benefit from applications that have been built across our entire portal system.

"South Carolina has an aggressive eGovernment expansion plan, and NIC is a key part of this effort," said Jim Bryant, Chief Information Officer. "We have several new services in the works and will tap into our local portal as well as our peer states to help us deliver value to our constituents."

www.SC.gov
launched in 2005

NIC brings its collective portal management experience in 17 other states to bear for every new state partner.



Safety is eGovernment's Business in Montana

One gap in Montana's vehicle licensing process has long caused concern among state leaders and members of law enforcement. Important information from paper-based license plates sometimes took days or weeks to be downloaded into the state's law enforcement databases. With more than 200,000 new cars sold in Montana each year, this delay created a higher level of risk when troopers conducting traffic stops were unable to confirm the authenticity of the vehicle's temporary license plates.

Recognizing the importance of resolving this issue, the state's auto dealers joined forces with the Montana Department of Justice and NIC to automate the process. The new temporary registration permit system allows Montana dealerships to process an electronic interim license plate, and all pertinent registration information is entered automatically into the state's law enforcement database. "This is a major step forward, and our troopers and their families appreciate the visibility this new service provides," said Mike Tooley, a 22-year law enforcement veteran and Deputy Chief of the Montana Highway Patrol.

More than 14,000 permits were issued electronically during a year-long test at several dealers, including Placer Motors in Helena. "We are happy to be part of the process that helps to better protect law enforcement," said general manager Erick Anderson. In addition to providing a safer environment for Montana state troopers, the vehicle registration system has created a time-saving paperless process for auto dealers. Thanks to the early success of the temporary registration permit solution, it will become mandatory for all 1,700 dealerships in June 2006.

www.mt.gov
launched in 2001

"This is a major step forward, and our troopers and their families appreciate the visibility this new service provides."

– Mike Tooley
Deputy Chief, Montana Highway Patrol


MVD
04-05-200
AAA253
2006
SUBA
HIGHWAY

A Prescription for Success in Kentucky

Launching a practical and useful eGovernment service doesn't come easy. It's not enough to simply build a Web page. To create a successful eGovernment application, several important factors must work together in harmony.

An online service needs to be built in a logical manner that makes sense to its users. It should be designed to streamline processes and help government operate in a more efficient manner. It must be researched and tested thoroughly. And it should be supported by a targeted marketing program that speaks succinctly to the group of people who stand to benefit from its use.

Such a fortunate confluence of careful planning took place when Kentucky introduced its professional license renewal service for the Board of Pharmacy. This well-designed service was built specifically to meet the needs of Kentucky's 5,100 tech-savvy licensed pharmacists. NIC's team in Kentucky developed a straightforward marketing campaign that encouraged pharmacists across the state to renew their licenses online.

As a result, 90 percent of Kentucky's pharmacists renewed their professional licenses online during the most recent annual renewal process.

Michael Gough of Lexington is among those who renewed his pharmacist license via the Commonwealth of Kentucky's official Web site. "It was a trouble-free process, and turnaround was much faster. I received my license in four days this year, compared to past years when I waited for two weeks after mailing in the paper form."

www.Kentucky.gov
launched in 2003

90 percent of Kentucky's pharmacists renewed their professional licenses online.


ADDERALL XR
Extended-Release Capsules
10 mg
5 mg
20 mg
Shire
RITE AID

Coming to the Table in Iowa

When Iowa's leaders come to the table to discuss the future of online government, it requires a large table. Iowa is widely recognized as the standard-bearer for encouraging collaboration between counties, cities, and state eGovernment. Leaders from all facets of Iowa's government have joined forces to create a game-changing approach to offering valuable online services.

NIC's team in Des Moines serves as the eGovernment advocate for all levels of Iowa government. In addition to managing the state's official Web site, our Iowa team also operates the vertical portal that collects property tax payments and vehicle tag renewals for all 99 county treasurers and runs several online services on behalf of the city of Des Moines. Thanks to the self-funded solution, governments across Iowa are able to share resources and leverage the talents of Iowa's portal team without incurring the high costs typically associated with IT development.

This progressive approach has delivered lasting results. The Iowa state portal continues to expand and will add several new services this year. The Iowa State County Treasurers Association Web site has collected more than $1 billion in property taxes over the last three years and further growth is projected. Additional government entities are also expected to join Iowa's expanding collaborative eGovernment program.

"In Iowa, we're not just talking about breaking down the silos that divide levels of government – we're doing it," said Tim Erickson, general manager of NIC's Iowa portal. "Working with different government groups takes patience, and success does not happen overnight. We believe the integration of eGovernment portals is a distinct possibility, regardless of government entity. It's going to happen first in Iowa, thanks to the commitment of our partners."

www.Iowa.gov
launched in 1997

www.IowaTreasurers.org
launched in 2002

www.DMgov.com
services introduced in 2002

Iowa is widely recognized as the standard-bearer for encouraging collaboration between counties, cities, and state eGovernment.


KOSSUTH
HANCOCK
CERRO GORDO
FLOYD
CHICKASAW
WINNESHIEK
CHEROKEE
BUENA VISTA
POCAHONTAS
HUMBOLDT
WRIGHT
FRANKLIN
BUTLER
BREMER
FAYETTE
IDA
SAC
CALHOUN
WEBSTER
HAMILTON
HARDIN
GRUNDY
BUCHANAN
CRAWFORD
CARROLL
GREENE
BOONE
STORY
MARSHALL
TAMA
BENTON
HARRISON
SHELBY
AUDUBON
GUTHRIE
DALLAS
POLK
JASPER
POWESHIEK
IOWA
DES MOINES
OMAHA
POTTAWATTAMIE
CASS
ADAIR
MADISON
WARREN
MARION
MAHASKA
KEOKUK
WASHINGTON
MILLS
MONTGOMERY
UNION
CLARKE
LUCAS
MONROE
WAPELLO
JEFFERSON
FREMONT
PAGE
RINGGOLD
DECATUR
WAYNE
APPANOOSE
VAN BUREN

Building Oklahoma Web Sites is as Easy as CMS

Most state government agencies face a common challenge – lack of funding can limit government's ability to chip away at an ever-growing to-do list, especially when technology is involved. As a result, some government offices lack the resources to build a basic Web site.

NIC's Oklahoma team has solved this problem by creating an online system that allows agency employees to build, design, and manage government Web sites without requiring technical knowledge or the use of complex Web design software programs. The OK.gov Content Management System (CMS) is a user-friendly service that helps agency personnel create Web sites from the ground up.

The OK.gov CMS package includes full hosting at the state data center, comprehensive Web site creation tools that follow Oklahoma's statewide design template and adhere to widely accepted accessibility standards, a powerful search engine, ongoing upgrades, and unlimited training. The entire package is available for a modest one-time fee that is partially subsidized through the state's self-funded contract with NIC. To date, nearly 20 agencies are using the system to build and maintain their Web sites.

Led by portal project manager Katie Meadows from NIC's Oklahoma office, dozens of agency staffers have been trained to build Web sites. While Rose Lewis worked previously with mainframe computers, she had little familiarity with the personal computers used at the Oklahoma Department of Corrections. "I once thought PCs were nothing more than fancy typewriters. It was like Greek to me at first, but Katie has been very patient during my training and now I'm the Webmaster for my agency."

www.OK.gov
launched in 2001

"I once thought PCs were nothing more than fancy typewriters. It was like Greek to me at first, and now I'm the Webmaster for my agency."

– Rose Lewis
Oklahoma Department of Corrections


OKLAHOMA
New Features
Oklahoma Interactive Map
Oklahoma State Quarter
Essay Submission Form

Uncommon Success in the Commonwealth of Virginia

Due to a unique state law, governorships in the Commonwealth of Virginia are held for just a single term. As a result, a new administration comes to Richmond every four years. Conventional wisdom might suggest that a revolving door government minimizes the effectiveness of the state's eGovernment program due to the lack of a steady advocate.

In fact, quite the opposite has happened. Since assuming management of the Commonwealth's eGovernment portal in 1998, NIC has worked with four different administrations. Our team in Virginia has been a consistent champion of eGovernment and thrived in an environment in which change is a way of life.

Virginia is widely regarded as an eGovernment leader as well as one of the nation's most progressive users of technology. Working in cooperation with officials of both parties, NIC has helped Virginia introduce many innovative eGovernment firsts – including real-time online customer service, Web site personalization, PDA-friendly applications, and the ability to track elections on a real-time basis through Virginia.gov.

"We are a trusted entity in Virginia and have capitalized on this credibility by exploring new ways to better serve the Commonwealth's citizens and businesses," said Scott Somerhalder, general manager of NIC's Virginia portal. "We have valued our relationships with every administration and will continue to work successfully with each new governor's team that comes to Richmond."

www.Virginia.gov
launched in 1998

NIC's team in Virginia has been a consistent champion of eGovernment and thrived in an environment in which change is a way of life.



Management Q&A



Jeff Fraser Chairman and Chief Executive Officer

How has the competitive marketplace changed during the last several years?

More than ever before, government leaders are placing a high priority on proven experience, integrity, and corporate reputation when selecting a provider. We recognize that eGovernment has become a specialty field and government officials do not want to pay companies to learn on the job. NIC continues to carve out a dominant market position because we hit the ground running and bring our nearly 15 years of collective experience to each engagement. Being a solid corporate citizen is also a major asset in our space. NIC has long been known as both a company grounded in ethical behavior and a good partner. These traits will continue to serve us well as we compete for future contracts.

Is NIC's self-funded model still relevant?

Our model has never been more relevant because the fundamental financial challenges in government are not changing. Most states are required by law to balance their budgets each year. At the same time, government officials are always facing increased demands and expectations from the citizens and businesses they serve. Meeting these demands and expectations costs money, and tax revenues will always be in short supply. NIC's self-funded solution allows governments to deliver online services that address the demands of constituents without requiring a single penny in upfront tax spending. In a landscape where the phrase 'win-win-win' has become cliché, we can rightfully say that the self-funded solution generates tangible benefits for government officials, the constituents they serve, and our shareholders.

What opportunities does NIC see for new state growth in 2006 and beyond?

We expect state leaders will continue to embrace the benefits of working with a trusted provider and choose to outsource their Web operations instead of maintaining in-house staff. The timing of this is always a question, largely because states tend to be circumspect when reaching out to the private sector for information and best practices. One factor worth noting is that 36 states are holding gubernatorial elections in November 2006, and several of our key prospects could soon be under new leadership. The infusion of a fresh perspective has helped us win new states in the past, and our business development team is working diligently to educate the incumbents and challengers in many of our target markets about the benefits of portal outsourcing and the unique value that NIC continues to bring to the table.

Management Q&A

Harry Herington Chief Operating Officer



As citizen and business expectations of eGovernment continue to rise, how will NIC keep its government partners satisfied?

We must listen closely to what the users of eGovernment services are saying, and then we have to focus our efforts on enhancing existing services and building innovative new applications. The government IT landscape is littered with failed engagements because some companies are more interested in selling their own software products instead of helping states solve specific problems. NIC is different from other providers in that we create customized solutions from the ground up that address the specific needs of our partners – and then we modify these proven applications so they can be used by our other state partners. There is no such thing as off-the-shelf at NIC. We are not trying to force an eCommerce solution developed for a private sector company into government's hands. Our ability to tailor solutions to the unique operating environment in every state and then design targeted marketing programs to drive usage has allowed NIC to meet the evolving demands in every state we serve.

Which emerging online services hold the most promise for NIC?

We built more than 300 new non-DMV revenue-generating applications in 2005, and numerous services have strong upside potential. One of our largest growth channels is point-of-sale, where we take government services like hunting and fishing licenses directly to the places where people shop, such as Wal-Mart. We are expanding our point-of-sale capabilities in Utah to also allow inspection stations to complete vehicle registration renewals and issue decals on the spot. Early results from this pilot program have been very promising. It's also important to note that some of our most successful eGovernment services are not fully penetrated across our partner states. Uniform Commercial Code filings, court record searches, income tax payments, and criminal history searches are among our strongest offerings and we look forward to working with our partners to launch these applications in every state.

What are you focusing on this year?

Executing flawlessly in every business, leveraging our research and development teams to build the next generation of eGovernment services, and maintaining first-rate security measures are our top three priorities in 2006. We can only succeed when our partners are successful, which means that our teams must focus on delivering value each day to every government agency we serve. We are committed to being the industry leader, so we will manage our investments in new technologies to allow us to launch innovative and secure services that set a higher standard for eGovernment excellence.

2005 Highlights

February
Kentucky Interactive is awarded a portal management contract extension by the state of Kentucky.

March
Montana introduces a new service that allows auto dealerships to process temporary vehicle permits electronically. More than 14,000 temporary license plates have been issued during the year-long pilot program, and the system will be launched statewide in June 2006.

April
South Carolina selects NIC to build and manage its official government portal.

May
Utah introduces On The Spot, a retail point-of-sale system that enables participating inspection stations to process vehicle registration renewals over the Internet and immediately issue license plate decals to customers. Still in limited release, more than 6,000 registrations are now processed monthly through the system.

June
Kansas Information Consortium is awarded a portal management contract extension by the state of Kansas.

August
Following a competitive rebid, Tennessee signs a new long-term portal management contract with Tennessee Information Division.

Arkansas Information Consortium is awarded a portal management contract extension by the state of Arkansas.

Indiana Interactive is awarded a portal management contract extension by the state of Indiana.

September
Utah's state government portal is named best in the nation in Brown University's sixth annual survey of eGovernment performance. Maine's state portal ranks second, and Tennessee's official Web site earns sixth place.

Nine NIC eGovernment partners are honored by the Center for Digital Government's Best of the Web awards for portal and Web site excellence, and five of NIC's state partners finish in the top 10.

October
Colorado selects NIC to build and manage its official government portal.

November
South Carolina Interactive launches SC.gov, the official Web portal for the state of South Carolina.

December
Following a competitive rebid, Alabama signs a new long-term portal management contract with Alabama Interactive.

Colorado Interactive launches Colorado.gov, the official Web portal for the state of Colorado.

NIC by the Numbers

18

Number of NIC partner states that use the self-funded business model

first

Utah's ranking in the 2005 Brown University eGovernment survey

2,341

Number of federal, state, and local government agencies supported by NIC

$1.05

Portal revenue per capita in 2005

305

Number of new revenue-generating services launched by NIC portals in 2005

3.7 billion

Number of site accesses at NIC-supported government Web sites in 2005

111 million

Number of eGovernment transactions processed by NIC portals in 2005

8%

Increase in the number of federal, state, and local government agencies supported by NIC in 2005 vs. 2004

3,300

Number of interactive services built and managed by NIC

Financial Information

The following consolidated financial statements have been condensed to make them more readable. A detailed financial evaluation may require more information than is included in this summary annual report. More comprehensive financial information is provided in NIC's 2005 Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 16, 2006. Copies can also be requested by contacting NIC's investor relations department.

(See corporate information on page 38.)

Report of Management

The management of NIC Inc. has prepared the accompanying condensed consolidated financial statements as of December 31, 2005 and 2004, and for the years ended December 31, 2005, 2004, and 2003, and is responsible for their integrity and objectivity. Management maintains a system of internal control over financial reporting that is designed to provide reasonable assurance that, among other things, transactions are properly executed and financial records and reports are reliable. Through its Audit Committee, the NIC Board of Directors reviews the Company's financial and accounting policies, practices, and reports. Management's Report on Internal Control Over Financial Reporting appears in NIC's 2005 Annual Report on Form 10-K.

Jeff Fraser
Chairman of the Board and
Chief Executive Officer

Eric Bur
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NIC Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of NIC Inc. as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 and the effectiveness of the Company's internal control over financial reporting as of December 31, 2005; and in our report dated March 9, 2006, except as to Note 13, for which the date is March 14, 2006, we expressed unqualified opinions thereon. The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting referred to above (not presented herein) appear in Items 8 and 9A, respectively, of NIC Inc.'s annual report on Form 10-K for the year ended December 31, 2005.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

Kansas City, Missouri
March 9, 2006, except as to Note 13 to the consolidated
financial statements included in the Company's annual report
on Form 10-K, for which the date is March 14, 2006

Condensed Consolidated Statements of Income

Year Ended December 31,	2005	2004	2003
Revenues			
Portal revenues	$57,875,067	$48,543,779	$40,209,000
Software & services revenues	1,367,546	7,217,975	10,622,209
Total revenues	59,242,613	55,761,754	50,831,209
Operating expenses:			
Cost of portal revenues, exclusive of depreciation & amortization	29,448,091	24,866,146	21,585,990
Cost of software & services revenues, exclusive of depreciation & amortization	5,348,438	5,583,248	8,442,771
Selling & administrative	12,651,948	12,017,576	11,681,386
Depreciation & amortization	1,602,879	1,495,252	1,783,164
Total operating expenses	49,051,356	43,962,222	43,493,311
Operating income	10,191,257	11,799,532	7,337,898
Other income (expense):			
Interest income	704,614	116,037	100,215
Interest expense	–	(10,852)	(20,927)
Equity in net loss of affiliates	–	(109,061)	106,716
Other income (expense), net	(2,971)	13,906	(10,842)
Total other income	701,643	10,030	175,162
Income before income taxes	10,892,900	11,809,562	7,513,060
Income tax provision	4,529,824	4,704,901	1,185,153
Net income	$6,363,076	$7,104,661	$6,327,907
Basic net income per share	$0.11	$0.12	$0.11
Diluted net income per share	$0.10	$0.12	$0.11
Weighted average shares outstanding			
Basic	60,078,841	58,988,456	58,330,793
Diluted	61,093,788	60,877,294	59,269,291

This financial information should be read in conjunction with the financial statements and related notes, including Note 13 regarding the amendment to the contract with the California Secretary of State, in NIC's 2005 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2006.

Condensed Consolidated Balance Sheets

December 31,	2005	2004
ASSETS		
Current assets:		
Cash and cash equivalents	$36,901,409	$30,768,668
Cash and cash equivalents – restricted	–	3,000,000
Marketable securities	20,500,000	–
Trade accounts receivable	22,269,136	17,610,106
Unbilled revenues	2,197,713	3,400,231
Deferred income taxes	421,609	433,502
Prepaid expenses & other current assets	1,631,894	1,311,880
Total current assets	83,921,761	56,524,387
Property and equipment, net	3,327,185	2,602,704
Unbilled revenues	1,395,086	2,403,791
Deferred income taxes	28,916,194	31,273,740
Other assets	285,222	266,701
Total assets	$117,845,448	$93,071,323
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$24,457,902	$14,393,767
Accrued expenses	6,642,581	6,265,777
Application development contracts	1,260,631	–
Other current liabilities	316,730	151,304
Total current liabilities	32,677,844	20,810,848
Commitments and contingencies	–	–
Shareholders' equity:		
Common stock, no par, 200,000,000 shares authorized 61,073,505 and 59,301,375 shares issued and outstanding	–	–
Additional paid-in capital	207,444,750	200,921,146
Accumulated deficit	(122,093,098)	(128,456,174)
	85,351,652	72,464,972
Less treasury stock	(184,048)	(204,497)
Total shareholders' equity	85,167,604	72,260,475
Total liabilities and shareholders' equity	$117,845,448	$93,071,323

This financial information should be read in conjunction with the financial statements and related notes, including Note 13 regarding the amendment to the contract with the California Secretary of State, in NIC's 2005 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2006.

Condensed Consolidated Statements of Cash Flows

Year Ended December 31,	2005	2004	2003
Cash flows from operating activities:			
Net income	$6,363,076	$7,104,661	$6,327,907
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation & amortization	1,602,879	1,495,252	1,783,164
Loss on disposals of property and equipment	–	–	11,551
Accretion of discount on marketable securities	–	–	(2,295)
Application development contracts	1,260,631	(464,654)	(1,094,104)
Deferred income taxes	4,150,803	4,330,885	852,418
Equity in net loss of affiliates	–	109,061	(106,716)
Changes in operating assets and liabilities, net of effects of acquisitions:			
(Increase) decrease in trade accounts receivable	(4,659,030)	261,348	(3,406,392)
(Increase) decrease in unbilled revenues	2,211,223	2,598,668	(5,660,799)
(Increase) decrease in prepaid expenses & other current assets	(320,014)	43,672	103,991
(Increase) decrease in other assets	(18,521)	23,313	29,442
Increase (decrease) in accounts payable	10,064,135	(1,951,482)	3,594,759
Increase in accrued expenses	376,804	1,020,798	1,419,608
Increase (decrease) in other current liabilities	165,426	(7,060)	(355,144)
Net cash provided by operating activities	21,197,412	14,564,462	3,497,390

This financial information should be read in conjunction with the financial statements and related notes, including Note 13 regarding the amendment to the contract with the California Secretary of State, in NIC's 2005 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2006.

Condensed Consolidated Statements of Cash Flows

Year Ended December 31,	2005	2004	2003
Cash flows from investing activities:			
Purchases of property and equipment	(2,327,360)	(1,189,336)	(1,518,798)
Purchases of marketable securities	(35,500,000)	–	(497,705)
Maturities of marketable securities	15,000,000	250,000	500,000
Proceeds from sale of affiliate	–	300,005	–
Net cash used in investing activities	(22,827,360)	(639,331)	(1,516,503)
Cash flows from financing activities:			
Cash and cash equivalents - restricted	3,000,000	2,363,033	937,021
Payments on notes and debentures payable	–	(363,033)	(169,877)
Proceeds from employee common stock purchases	121,761	116,746	72,487
Proceeds from exercise of employee stock options	4,640,928	1,186,391	1,160,796
Net cash provided by financing activities	7,762,689	3,303,137	2,000,427
Net increase in cash and cash equivalents	6,132,741	17,228,268	3,981,314
Cash and cash equivalents, beginning of year	30,768,668	13,540,400	9,559,086
Cash and cash equivalents, end of year	$36,901,409	$30,768,668	$13,540,400
Other cash flow information:			
Interest paid	$–	$10,852	$20,927
Income taxes paid	$450,745	$465,172	$382,358

This financial information should be read in conjunction with the financial statements and related notes, including Note 13 regarding the amendment to the contract with the California Secretary of State, in NIC's 2005 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2006.

Condensed Consolidated Statements of Changes in Shareholders' Equity

	Common Stock		Additional Paid-in Capital
	Shares	Amount	
Balance, January 1, 2003	58,092,346	$–	$197,160,262
Net income	–	–	–
Stock options exercised	574,595	–	1,160,796
Issuance of common stock under employee stock purchase plan	48,731	–	72,487
Tax deductions relating to stock options	–	–	546,623
Retirement of treasury stock	–	–	(10,763)
Unrealized holding loss on marketable securities	–	–	–
Balance, December 31, 2003	58,715,672	–	198,929,405
Net income	–	–	–
Stock options exercised	505,378	–	1,186,391
Issuance of common stock under employee stock purchase plan	80,325	–	116,746
Tax deductions relating to stock options	–	–	688,604
Unrealized holding gain on marketable securities	–	–	–
Balance, December 31, 2004	59,301,375	–	200,921,146
Net income	–	–	–
Retirement of treasury stock	–	–	(20,449)
Stock options exercised	1,742,099	–	4,640,928
Issuance of common stock under employee stock purchase plan	30,031	–	121,761
Tax deductions relating to stock options	–	–	1,781,364
Balance, December 31, 2005	61,073,505	$–	$207,444,750

This financial information should be read in conjunction with the financial statements and related notes, including Note 13 regarding the amendment to the contract with the California Secretary of State, in NIC's 2005 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2006.

Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
$(141,888,742)	$(462)	$(215,260)	$55,055,798
6,327,907	–	–	6,327,907
–	–	–	1,160,796
–	–	–	72,487
–	–	–	546,623
–	–	10,763	–
–	(18)	–	(18)
(135,560,835)	(480)	(204,497)	63,163,593
7,104,661	–	–	7,104,661
–	–	–	1,186,391
–	–	–	116,746
–	–	–	688,604
–	480	–	480
(128,456,174)	–	(204,497)	72,260,475
6,363,076	–	–	6,363,076
–	–	20,449	–
–	–	–	4,640,928
–	–	–	121,761
–	–	–	1,781,364
$(122,093,098)	$–	$(184,048)	$85,167,604

Corporate Information

Board of Directors

John L. Bunce, Jr.
Mr. Bunce, 46, is a managing director of Hellman & Friedman Capital Partners III, a private equity investment firm. He is also a director of Arch Capital Group. Mr. Bunce became an NIC director in 1998.

Art N. Burtscher
Mr. Burtscher, 55, is chairman of McCarthy Group Advisors, an investment advisory firm. He is also a director of NovaStar Financial and Great Western Bancorporation. Mr. Burtscher became an NIC director in 2004.

Daniel J. Evans
Governor Evans, 81, is chairman of Daniel J. Evans Associates, a public policy consulting firm. He previously served as Governor and U.S. Senator for the state of Washington. He is also a director of Costco Wholesale Corporation and Archimedes Technology Group. Governor Evans became an NIC director in 1998.

Jeffery S. Fraser
Mr. Fraser, 46, is chairman and chief executive officer of NIC. He co-founded NIC's initial subsidiary 15 years ago. He became an NIC director in 1998.

Ross C. Hartley
Mr. Hartley, 58, is a co-founder of NIC and former president of The Hartley Insurance Group. He is also a director of the Empire District Electric Company. He became an NIC director in 1998.

Pete Wilson
Governor Wilson, 72, is a principal at Bingham Consulting Group, a business consulting firm. He previously served as Governor and U.S. Senator for the state of California and Mayor of San Diego. He is also a director of The Irvine Company, U.S. Telepacific Corporation, and IDT Entertainment. He also serves on the board of advisors for Thomas Weisel Partners. Governor Wilson became an NIC director in 1999.

Audit Committee
Art N. Burtscher – Chair
John L. Bunce, Jr.
Daniel J. Evans
Pete Wilson

Compensation Committee
Art N. Burtscher – Chair
John L. Bunce, Jr.
Daniel J. Evans
Pete Wilson

Corporate Governance & Nominating Committee
Art N. Burtscher – Chair
John L. Bunce, Jr.
Daniel J. Evans
Pete Wilson

Contacting the Board of Directors
Signed, confidential, and anonymous communications to NIC's Board of Directors should be sent via e-mail to board@nicusa.com or in writing to:

Board of Directors
NIC
10540 South Ridgeview Rd.
Olathe, Kansas 66061

The Board's committee charters, the Company's Code of Business Conduct and Ethics, and governance guidelines may be found on the Company's Web site at www.nicusa.com/investor and may be obtained in print by contacting the Investor Relations Department at cneff@nicusa.com or (877) 234-EGOV.

Officers

Jeffery S. Fraser
Chairman of the Board and
Chief Executive Officer
Age 46

Harry H. Herington
Chief Operating Officer
Age 46

Eric J. Bur
Chief Financial Officer
Age 44

William F. Bradley, Jr.
Executive Vice President, Strategy, Policy and Legal, General Counsel and Secretary
Age 51

Samuel R. Somerhalder
Executive Vice President, Operations and Administration
Age 64

Stephen M. Kovzan
Vice President, Financial Operations and Chief Accounting Officer
Age 37

Independent Registered Public Accountants

PricewaterhouseCoopers LLP
1055 Broadway, 10th Floor
Kansas City, Missouri 64105
(816) 472-7921
www.PwC.com

Outside Counsel

Rothgerber Johnson & Lyons LLP
One Tabor Center, Suite 3000
1200 Seventeenth Street
Denver, Colorado 80202
(303) 623-9000
www.rothgerber.com

Shareholder Information

Annual Meeting

The Annual Meeting of NIC Inc. will be held on May 2, 2006, at 10:00 a.m., CDT, at the Sheraton Overland Park Hotel at the Convention Center, 6100 College Boulevard, Overland Park, Kansas.

A formal notice, together with the proxy statement and proxy form, will be mailed in advance of the meeting to all shareholders of record entitled to vote. Shareholders are encouraged to attend the meeting, but those unable to do so are asked to sign and return the proxy form.

Stock Listing

NIC Inc.'s common stock is traded on NASDAQ under the symbol "EGOV." As of March 13, 2006, there were 61,303,021 shares outstanding.

Register and Transfer Agent

Computershare
250 Royall Street
Canton, MA 02021
(781) 575-2000

Investor Relations

Securities analysts and investors are encouraged to contact the Company with questions or requests for information. Copies of NIC's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and other publications are available without charge upon written request. Inquires should be directed to:

Christopher Neff
Vice President of Integrated Marketing
10540 South Ridgeview Road
Olathe, Kansas 66061
(435) 658-4444
(877) 234-EGOV
cneff@nicusa.com

These documents can also be requested and viewed online at www.nicusa.com/investor.

Credits

Writing and production:
NIC Integrated Marketing Department

Design:
modern8, Salt Lake City, Utah

Photography:
Amy Murow

TRADEMARKS & REGISTERED SERVICE MARKS

Glossary

Application – A service that allows a user to interact electronically with government.

Content Management System (CMS) – A system that allows users to build and manage Web sites without requiring technical knowledge or the use of complex software programs.

Constituent – Citizens, businesses, and government employees who use NIC's online services.

Cross-Boundary Integration – Also called "one stop shops," these eGovernment services allow constituents to interact seamlessly with more than one government entity. *Example: Court records from 185 county and circuit courts in Nebraska can be accessed online through the state's integrated JUSTICE system.*

DMV (Department of Motor Vehicles) Revenues – Revenues generated through the purchase of driver histories by the insurance industry.

eGovernment – A platform for delivering government services via the Internet, telephone, or retail kiosk.

Governing Board – A government-appointed entity that provides oversight for eGovernment portal operations. A typical governing board has both public and private sector representation and develops the policies, establishes the fee structure, and sets all priorities for the portal.

Non-DMV Revenues – Revenues generated through all eGovernment services other than driver histories.

Partner – A federal, state, county, or city government that works in cooperation with NIC to deliver services electronically.

Payment Engine – NIC's comprehensive payment processing, reconciliation, and accounting system.

Personal Digital Assistant (PDA) – Web-accessible hardware, including mobile phones, digital calendars, and handheld organizers.

Point-of-Sale – An online service accessible from a sales terminal that allows retail employees to offer eGovernment applications directly to in-store customers.
Example: Outdoor enthusiasts

in five states can obtain hunting and fishing licenses directly from retailers through NIC's point-of-sale system.

Portal – A central Web site through which a wide range of government services can be accessed.

Revenue Per Capita – A measurement of the revenue generated per citizen across the total state population NIC serves.

Self-Funded – Created by NIC, this business model allows governments to offer eGovernment services without using upfront taxpayer funds. NIC collects a nominal transaction fee from online users for a limited number of high-volume applications. This covers the costs of building and managing online services on behalf of state and local governments across the country.

Subscription – A feature that allows high-volume users of eGovernment services to access value-added portal applications with a secure user name and password.

Transaction – An end-to-end process in which information is transferred electronically between government and a constituent.

Transaction Fee – A nominal fee applied to select eGovernment services to cover the cost of building and maintaining online services.

UCC (Uniform Commercial Code) – Required registered debt filings that are typically processed by a state's secretary of state office.

Vertical Portal ("Vortal") – An eGovernment portal through through which users can interact with multiple government agencies through a single site.
Example: Iowa's county treasurer vertical portal allows constituents to pay property taxes in all 99 Iowa counties.



State Portals & Services
Development and management of official state government Web sites

Local Government Portals & Services
Development and management of official local government Web sites

Vertical Government Portals
Development and management of official multi-jurisdictional government Web sites and services

eGovernment Software & Services
Document management systems, electronic filing services, ethics compliance portals, and eGovernment application development

Our eGovernment Partners

Alabama www.Alabama.gov

Arkansas www.Arkansas.gov

Colorado www.Colorado.gov

Des Moines, IA www.DMgov.com

Federal Election Commission www.FEC.gov

Hawaii www.eHawaii.gov

Idaho www.Idaho.gov

Indiana www.IN.gov

Indianapolis & Marion County, IN www.CivicNet.net

Iowa www.Iowa.gov

Iowa County Treasurers www.IowaTreasurers.org

Kansas www.Kansas.gov

Kentucky www.Kentucky.gov

Maine www.Maine.gov

Montana www.mt.gov

Oklahoma www.OK.gov

Nebraska www.Nebraska.gov

Rhode Island www.RI.gov

South Carolina www.SC.gov

Tennessee www.Tennessee.gov

Utah www.Utah.gov

Virginia www.Virginia.gov

NIC™ the people behind eGovernment™

NIC Inc.
10540 South Ridgeview Rd.
Olathe, Kansas 66061

Phone (877) 234-EGOV
Fax (913) 498-3472